Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months ended March 31, 2014 and 2013

April 29, 2014

MD&A

Introduction

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “MD&A”) is dated April 29, 2014. It should be read in conjunction with the unaudited condensed consolidated financial statements and notes thereto for Wi-LAN Inc. for the three months ended March 31, 2014 (the “Financial Statements”). References in this MD&A to “WiLAN”, “our Company”, “we”, “us” and “our” refer to Wi-LAN Inc. and its consolidated subsidiaries during the periods presented unless the context requires otherwise. The Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”) for interim financial information. These Financial Statements do not include all of the information and notes required by U.S. GAAP for complete financial statements. Accordingly, this MD&A should be read in conjunction with our audited financial statements and notes for the year ended December 31, 2013 and the related management’s discussion and analysis of financial condition and results of operations for our year ended December 31, 2013 dated February 3, 2014 (the “Annual MD&A”), each as filed with the Canadian securities regulators on SEDAR and furnished to the United States Securities and Exchange Commission (the “SEC”) on Form 40-F on EDGAR.

Unless otherwise indicated, all financial information in this MD&A is reported in thousands of United States dollars (“U.S. dollars”), with the exception of share and earnings per share data which is reported in number of shares and U.S. dollars respectively. The tables and charts included in this document form an integral part of this MD&A.

We prepared this MD&A with reference to National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements. This MD&A provides information for the three months ended March 31, 2014 and up to and including April 29, 2014. Additional information filed by us with the Canadian Securities Administrators, including quarterly reports, annual reports and our annual information form for the year ended December 31, 2013, is available on-line at www.sedar.com and also on our website at www.WiLAN.com. Our Form 40-F can be found on the SEC’s EDGAR website at www.sec.gov.

Our management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by us, is complete and reliable. These procedures include the review and approval of our financial statements and associated information, including this MD&A, first by our management’s Disclosure Committee, then by our Board of Directors’ Audit Committee (the “Audit Committee”) and, finally, by our Board of Directors as a whole (the “Board”).

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States and Canadian securities laws, including such statements relating to:

•	our initiation of a process to explore and evaluate potential strategic alternatives, the potential impact and results of which are currently unknown;

•	assumptions and expectations described in our critical accounting policies and estimates;

•	our expectation regarding the adoption and impact of certain accounting pronouncements;

•	our expectation regarding the growth rates of licensees’ businesses and the expected revenues to be collected from such licensees;

•	our expectations with respect to revenues to be recorded as a consequence of license agreements with fixed periodic payment structures;

•	our expectations with respect to the timing and amounts of any license agreements that may be entered into with respect to any of our litigation matters;

•	our expectations with respect to our ability to sign new licenses and to sign renewal agreements with existing licensees;

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•	our estimates regarding our effective tax rate;

•	our expectations with respect to the sufficiency of our financial resources; and

•	our expectations regarding continued expansion of our patent portfolio through the acquisition of patents from third parties and from the development of new inventions or our entry into licensing relationships with third parties.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “would”, “intend”, “believe”, “plan”, “continue”, “anticipate”, “project” or the negative of these words or other variations on these words, comparable terms and similar expressions are intended to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information are based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We provide forward-looking statements and forward-looking information to assist external stakeholders in understanding our management’s expectations and plans relating to the future as of the date of this MD&A and such statements and information may not be appropriate for any other purposes. The forward-looking statements and forward-looking information in this MD&A are made as of the date of this MD&A only. We have no intention and undertake no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Risks and Uncertainties

Many factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information including those which are discussed in greater detail under the heading “Risk Factors” in our February 3, 2014 Annual Information Form for the year ended December 31, 2013 (“AIF”).

EXPLORATION OF POTENTIAL STRATEGIC ALTERNATIVES

On October 30, 2013 we announced that our Board had initiated a process to explore and evaluate potential strategic alternatives for the Company, which may include a sale or other transaction. There can be no assurance that this strategic review process will result in a transaction. We have not set a timetable for completion of the review process, and we do not intend to comment further regarding the review process unless a specific transaction is approved by the Board, the review process is concluded or it is otherwise determined that further disclosure is appropriate or required by law.

Non-GAAP Disclosure

We use the term “adjusted earnings” to reference earnings from continuing operations before stock-based compensation expense, depreciation & amortization expense, interest expense, unrealized foreign exchange gains or losses, restructuring charges, incentive buy-out, success fee, transaction costs, investment income, debenture financing costs, provision for income taxes, and certain other charges. We report adjusted earnings in the belief that it may be useful for certain investors and readers of the financial statements as a measure of our performance. Adjusted earnings is not a measure of financial performance under U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. Adjusted earnings should not be interpreted as an alternative to net earnings and cash flows from operations as determined in accordance with U.S. GAAP or as a measure of liquidity.

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selected financial information

Tables are expressed in thousands of U.S. dollars, except share and per share amounts

	Three months ended		Three months ended
	March 31, 2014		March 31, 2013

Revenue
Royalties	$25,978	100%	$18,369	100%

Operating expenses
Cost of revenue	14,630	56%	21,273	116%
Research and development	608	2%	807	4%
Marketing, general and administrative	2,932	11%	2,761	15%
Foreign exchange loss	1,389	5%	1,033	6%
Total operating expenses	19,559	75%	25,874	141%
Earnings (loss) from operations	6,419	25%	(7,505)	(41)%

Investment income	135	1%	195	1%
Earnings (loss) before income taxes	6,554	25%	(7,310)	(40)%

Provision for (recovery of) income tax expense
Current	1,442	6%	1,301	7%
Deferred	1,143	4%	(2,177)	(12)%
	2,585	10%	(876)	(5)%
Net earnings (loss)	$3,969	15%	$(6,434)	(35)%

Earnings (loss) per share
Basic	$0.03		$(0.05)
Diluted	0.03		(0.05)

Weighted average number of common shares
Basic	119,916,260		121,545,062
Diluted	120,260,260		121,545,062

	As at March 31, 2014	As at December 31, 2013

Cash and cash equivalents	$140,988	$130,394
Short-term investments	1,402	1,457
Total assets	329,414	337,200

Long term debt	-	-
Dividends declared per common share	0.04	0.16

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Results of operations overview

Revenues for the three months ended March 31, 2014 were $25,978 representing an increase of $7,609 or 41% over the three months ended March 31, 2013. The increase in revenues is primarily attributable to the timing of fixed-payment amounts as a result of the significant license agreements signed during the twelve months ended December 31, 2013 for which certain agreements contained higher fixed-payments at the beginning of the license agreement.

Operating expenses for the three months ended March 31, 2014 were $19,559 or 75% of revenues, representing a decrease of $6,315 or 24% as compared to the three months ended March 31, 2013. The decrease in operating expenses is primarily attributable to lower litigation expenses partially offset by an increase in amortization expense.

Litigation expense, which is included in cost of revenue, accounted for approximately $1,709 and $11,673 or 9% and 45% of total operating expenses for the three months ended March 31, 2014 and 2013 respectively. Our preference is to negotiate licenses without the use of litigation, however that is not always possible. Given the number of litigations we are currently involved in, litigation expenses for fiscal 2014 are expected to decrease from fiscal 2013 levels, perhaps materially. Litigation activities, and therefore litigation expenses, are difficult to predict as there are many factors that can influence any action that is commenced.

We recorded net earnings for the three months ended March 31, 2014 of $3,969 or $0.03 per basic and diluted share as compared to a net loss for the three months ended March 31, 2013 of $6,434 or $0.05 per basic and diluted share.

We consider adjusted earnings, a non-GAAP measure, to be a good indicator of performance for the business as it more accurately captures financial performance in a given period related to the operations of the business.

The table below reconciles the net loss to the adjusted earnings.

	Three months ended	Three months ended
	March 31, 2014	March 31, 2013

Net earnings (loss) under GAAP	$3,969	$(6,434)

Adjusted for:
Unrealized foreign exchange loss	849	944
Depreciation and amortization	8,616	6,703
Stock based compensation	747	971
Loss (gain) on disposal of assets	3	(7)
Income tax expense (recovery)	2,585	(876)
Adjusted earnings	$16,769	$1,301

Adjusted earnings per basic share	$0.14	$0.01

Weighted average number of common shares Basic	119,916,260	121,545,062

The adjusted earnings for the three months ended March 31, 2014 were $16,769 as compared to $1,301 for the three months ended March 31, 2013. The increase in adjusted earnings as compared to last year is primarily attributable to the increase in revenue and a decrease in litigation expenses.

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Results of Operations for the three months ended March 31, 2014 as compared to the three months ended March 31, 2013

Revenues

Revenues for the three months ended March 31, 2014 were $25,978, representing an increase of $7,609 or 41% over the three months ended March 31, 2013.

	Three months ended
	March 31, 2014	March 31, 2013

Revenues	$25,978	$18,369
Increase from comparative period	41%

Revenues can vary significantly from quarter to quarter depending upon the type of royalty arrangement with licensees, the timing of royalty reporting by licensees, the cyclical nature of licensees’ markets and fluctuations in foreign currency and other factors. Revenues can fluctuate based on individual licensees’ growth and success rates in their respective markets, and other market factors on their respective businesses and other factors outside of our control. See “Risk Factors” contained in our AIF for more detailed information.

For the three months ended March 31, 2014 and 2013, there were no revenues from brokerage. We may sell patents from our portfolio when we believe the revenue from an outright sale of patents is greater than what can be derived from licensing the patents.

Three licensees individually accounted for 25%, 12%, and 10% of revenues from royalties for the three months ended March 31, 2014 as compared to three licensees which accounted for 17%, 11%, and 11% of revenue from royalties for the three months ended March 31, 2013. For the three months ended March 31, 2014 and 2013, the top ten licensees accounted for 81% of revenues from royalties.

Cost of revenue

Cost of revenue is comprised of patent licensing expenses which includes royalty obligations, cost of patents sold through brokerage activities (if any), employee related costs and other costs incurred in conducting license negotiations, litigation expense and amortization of patents expense related to acquired patents. We also consider the expenses related to the management of our patent portfolio as cost of revenue. The management of our patent portfolio involves filing patent applications, prosecuting applications to obtain issued patents, documenting infringement, assessing validity of issued patents, conducting due diligence on patents and applications to be acquired and other general administrative tasks. Many of these costs are directly related to the size and breadth of our patent portfolio and, therefore, as we add or reduce patents, these costs would be expected to increase or decrease accordingly. We completed a partnership with Panasonic Corporation in December 2013 which added nearly 1,000 patents to our portfolio, the maintenance fees and prosecution costs for which will be incurred in 2014 and therefore these costs would be expected to increase in 2014. We are continuously looking at ways to reduce costs including reducing our patent count if revenues will not be impacted.

Litigation and amortization expenses are not necessarily variable with revenues. We also include, as a licensing expense, any costs related to sourcing new patent portfolios or developing new strategic partnerships.

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	Three months ended
	March 31, 2014	March 31, 2013

Compensation and benefits	$2,370	$1,635
External litigation costs	1,709	11,673
Patent maintenance, prosecution, and evaluation	1,330	1,141
Amortization of patents	8,391	6,505
Stock-based compensation	358	158
Other	472	161
	$14,630	$21,273
Percent of revenue	56%	116%
Decrease from comparative period	(31)%

Cost of revenue for the three months ended March 31, 2014 was $14,630 or 56% of revenues as compared to $21,273 or 116% of revenues for the same period last year. The decrease in expenses is primarily attributable to a decrease in litigation expense partially offset by an increase in amortization expense as a result of patent acquisitions completed during fiscal 2013. In general, patent licensing expenses are proportional to the breadth and depth of our licensing and brokerage programs and should be expected to increase as we add programs to our business operations. During the third quarter of 2013 we hired new resources to expand our licensing programs in new areas. As a result of the expansion of the number of licensing programs, licensing expenses would be expected to increase in fiscal 2014 but it should not be material.

Patent management expenses were reclassified as cost of revenue for the three months ended March 31, 2014 and the comparative periods adjusted accordingly.

Litigations are a normal part of our business which may extend over multiple years and are principally a discretionary cost, not directly related to or necessarily proportional to the revenues we generate. Our external litigation expenses consist of all expenses related to conduct of our litigation activities and include the costs of external legal counsel and third party costs including those of expert witnesses and other service providers required during the course of litigations.

Pursuant to our engagement with McKool Smith (“McKools”) in respect of certain litigations that concluded in 2011, in consideration for a discount on fees in connection with such litigations, we have agreed to pay McKools a success fee based on achieving certain minimum financial measures attributable to such litigations. Upon achieving these financial measures, McKools will be entitled to receive a percentage of the proceeds actually received pursuant to the license agreements relating to these litigations up to a maximum of $27,986. We have collected and expect to collect proceeds from these license agreements over the next four years. Should we collect these amounts as contemplated in the agreements, McKools will be entitled to the entire success fee. We accrued the full amount of the success fee obligation in fiscal 2011. As at March 31, 2014, the current and long-term portion of the success fee obligation is $4,248 and $6,083, respectively. During the three months ended March 31, 2014, we paid McKools $1,074 (three months ended March 31, 2012 - $1,512) based on proceeds collected as of December 31, 2013.

For the three months ended March 31, 2014, litigation expenses amounted to $1,709 as compared to $11,673 for the same period last year. The decrease in litigation for the three months ended March 31, 2014 is attributable to a decrease in the level of litigation activities in comparison to the same period last year. Litigation expenses are expected to vary from period to period due to the variability of litigation activities and are expected to decrease significantly in fiscal 2014 given the level of litigation matters that are currently active.

During the three months ended March 31, 2014, our litigation activities involved patent infringement actions before the U.S. District Court for the Southern District of New York (the “SDNY Court”), the U.S. District Court for the Southern District of Florida (the “SDFL Court”), the U.S. District Court for the Eastern District of Texas (the “EDTX Court”), the U.S. District Court for the Southern District of California (the “SDCAL Court”) and the United States Court of Appeals for the Federal District (the “CAFC”).

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In the course of our normal operations, we are subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, we have no reason to believe that the ultimate outcome of these matters would have a significant impact on our consolidated financial position.

On December 16, 2013, we engaged the services of McKools to represent us in certain patent infringement litigation. Pursuant to this engagement, in consideration for a discounted fixed fee arrangement, we have agreed to pay McKools a success fee which is based on a percentage of proceeds received (as defined in the respective agreements) pursuant to future license agreements resulting from these patent infringement litigations. As at March 31, 2014, the success fees are not yet determinable because the total proceeds have not yet been determined and therefore no amounts have been accrued.

The following discloses our significant litigation activities during the three months ended March 31, 2014:

On October 5, 2010, WiLAN filed claims against 11 major companies including Alcatel-Lucent USA Inc. (“Alcatel-Lucent”), Ericsson Inc. (“Ericsson”), Sony Ericsson Mobile Communications (USA) Inc., HTC Corporation (“HTC”) and each of LG Electronics, Inc. and LG Electronics U.S.A., Inc. (together, “LGE”) in the EDTX Court. The Company has claimed that these companies have infringed and continue to infringe our U.S. patent numbers 6,088,326 (the “326 patent”), 6,195,327, 6,222,819 and 6,381,211 by making and/or selling various products including wireless communications products that use technology derived from these patents which relate to the 3GPP standard. This action was settled as against LGE in December 2010, Alcatel-Lucent in September 2013 and HTC in October 2013. A trial against the remaining defendants in this action concluded with a jury verdict given on July 15, 2013 that held the four patents in suit were not infringed by the defendants and that certain claims in three of the four patents were invalid; a final judgment was entered on July 16, 2013 and an amended final judgment entered on July 22, 2013. The Company brought a motion to overturn the final judgment which was denied by the court on January 28, 2014. A further appeal and cross-appeal to the CAFC in respect of the final judgment was dismissed by agreement of the parties in April 2014.

On September 1, 2011, WiLAN filed claims (the “2011 Wireless Action”) against Apple Inc. (“Apple”), Alcatel-Lucent, Dell Inc. (“Dell”), Hewlett-Packard Company (“Hewlett-Packard”), HTC, Kyocera International, Inc., Kyocera Communications, Inc., Novatel Wireless, Inc. (“Novatel”) and Sierra Wireless America, Inc. (“Sierra Wireless”) in the EDTX Court. We claimed that these companies have infringed and continue to infringe our U.S. patent numbers 5,282,222 (the “222 patent”) and RE37,802 (the “802 patent”) by making and/or selling various wireless communications products including modems, personal computers and mobile handheld devices that use technology derived from these patents. The Kyocera parties were severed from this matter in March 2013, Dell settled in May 2013, Alcatel-Lucent settled in September 2013 and each of Hewlett-Packard, HTC, Novatel and Sierra Wireless settled in October 2013. A claim construction hearing in this matter was heard on March 21, 2013 and a related order issued on April 11, 2013. The trial of this matter commenced on October 15, 2013 against only Apple and a jury decision was rendered on October  23, 2013 finding no infringement of the 802 patent and determining that it was invalid. We filed a motion for judgment as a matter of law against this jury decision in November 2013 with respect to which the EDTX Court issued a ruling in April 2014 reversing the jury’s finding of invalidity regarding certain claims of the 802 patent but declining to change the jury’s findings on non-infringement. An appeal of the EDTX Court’s decision with respect to non-infringement was filed by WiLAN with the CAFC on April 18, 2014.

On October 1, 2012, WiLAN filed claims in the SDFL Court in separate actions against Alcatel-Lucent and against Ericsson and Telefonaktiebolaget LM Ericsson (“LME”) claiming infringement of our U.S. patent numbers 8,229,437, 8,027,298 and 8,249,014 related to LTE technologies. Alcatel-Lucent settled its action against the Company in September 2013 and LME brought a motion for summary judgment on February 13, 2013, with respect to which the SDFL Court ruled in LME’s favour on June 20, 2013, which order was amended on July 12, 2013. WiLAN has filed an appeal in this matter with the CAFC, which appeal has been joined with another appeal on parallel issues filed by Ericsson. The briefing for these appeals was completed in April 2014 and no hearing date has yet been scheduled by the CAFC.

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On October 1, 2012, the Company filed an action against Hon Hai Precision Industry Co. Ltd (“Hon Hai”) in the State Court of Florida concerning Hon Hai’s failure to report sales and revenues as required under a license agreement signed in January 2008. Hon Hai moved to transfer this action to the SDFL Court and WiLAN successfully moved to have it transferred back to Florida State Court. A trial in this action was scheduled for November 11, 2013. On October 23, 2012, Hon Hai filed an action in the SDNY Court requesting a declaration that Hon Hai does not infringe our U.S. patent number 5,828,402 (the “402 patent”) and that the 402 patent is invalid. A settlement relating to these actions was reached by the parties in February 2014.

On October 3, 2012 and October 15, 2012, WiLAN filed separate actions in the SDFL Court against each of LGE and Toshiba Corporation, respectively, claiming infringement of our U.S. patent numbers 6,359,654 and 7,034,889 related to digital television and display technology. The Company and Toshiba settled their action in January 2014. The action against LGE was transferred to the U.S. District Court for the District of New Jersey (the “DNJ Court”) in August 2013 and, in November 2013. WiLAN filed a motion with the SDNY Court to compel mediation of certain matters raised by LGE in that action. The action before the DNJ Court is currently stayed pending any such arbitration. The SDNY Court has not yet ruled on or set a hearing for the motion to compel mediation.

On December 6, 2012, the Company filed separate claims in the SDFL Court against Apple, HTC and Sierra Wireless claiming infringement of our U.S. patent numbers 8,315,640 and 8,311,040 related to LTE technologies. WiLAN settled these matters as against HTC and Sierra Wireless in October 2013 and the matter against Apple has been transferred to the SDCAL Court. A claim construction hearing against Apple took place on December 9, 2013, and a related order issued on December 23, 2013. We brought a motion in January 2014 for clarification and reconsideration of certain aspects of that claims construction ruling, which motion was granted by the SDCAL Court in April 2014. A trial in this matter is currently scheduled for November 17, 2014.

On December 6, 2012, WiLAN filed separate claims in the EDTX Court against each of Apple and Sierra Wireless claiming infringement of our U.S. patent number 6,381,211 (the “211 patent”) related to 3G HSPA handset products. We settled this matter as against Sierra Wireless in October 2013. A claim construction hearing against Apple is currently scheduled to take place on November 6, 2014 and a trial against Apple in this matter is currently scheduled for March 14, 2016, however, the parties have agreed to stay this action until May 1, 2014. WiLAN has filed a re-examination request in respect of the 211 patent before the U.S. Patents and Trademarks Office (the “USPTO”) which was granted on April 11, 2014; which process to conclude in 2014. The 211 patent remains valid and enforceable unless and until a final contrary determination has been made by the USPTO and all appeal rights have been exhausted.

On November 14, 2012, Ericsson filed a request for ex parte re-examination before the USPTO with respect to our 326 patent. On February 7, 2013, the USPTO granted this re-examination request. On November 25, 2013, the USPTO issued an office action in this proceeding and, on December 18, 2013, issued an advisory opinion rejecting some of the claims of the 326 patent and accepting some new claims. A final re-examination certificate allowing new claims and cancelling certain other claims was issued in February 2014.

On January 25, 2013, Research In Motion Corporation filed petitions for inter partes review before the USPTO with respect to each of our U.S. patent numbers 5,515,369 and 6,240,088. We expect each such inter partes review process to continue for approximately 12 to 24 months. Each such patent remains valid and enforceable unless and until a final contrary determination has been made by the USPTO and all appeal rights have been exhausted.

On June 22, 2013, a request for ex parte re-examination was filed before the USPTO on behalf of an unidentified party with respect to our 802 patent. The request was granted on August 9, 2013 and the re-examination process is still pending. The 802 patent remains valid and enforceable unless and until a final contrary determination has been made by the USPTO and all appeal rights have been exhausted. As noted above, independent of this re-examination process, the EDTX Court has ruled that certain claims of the 802 patent are valid.

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Research and development expense (“R&D”)

Our R&D efforts are specifically focused on generating patents in advanced wireless technologies. The costs associated with these efforts, principally staff costs (including stock-based compensation) and certain external consultants, are classified as R&D. R&D expense is predominately employee related costs and therefore any changes in spending will be a result of changes to staffing levels.

	Three months ended
	March 31, 2014	March 31, 2013

Compensation and benefits	$545	$474
Depreciation	61	74
Stock-based compensation	(23)	138
Other	25	121
	$608	$807
Percent of revenue	2%	4%
Decrease from comparative period	(25)%

For the three months ended March 31, 2014, R&D expenses were $608 or 2% of revenue as compared to $807 or 4% of revenue for the three months ended March 31, 2013. The decrease in spending for the three months ended March 31, 2014 is primarily attributable to a decrease in stock-based compensation expense, professional fees, and consultant costs partially offset by an increase in staffing costs as a result of an increase in staffing levels.

Marketing, general and administration expense

Marketing, general and administration (“MG&A”) expenses represent the cost of corporate services including facilities, executive management, finance, corporate legal, human resources, office administration, marketing and communications, information technology and all costs associated with being a public company.

	Three months ended
	March 31, 2014	March 31, 2013

Compensation and benefits	$766	$925
Depreciation	164	124
Stock-based compensation	412	675
Public company costs	795	427
Facilities	183	134
Other	612	476
	$2,932	$2,761
Percent of revenue	11%	15%
Increase from comparative period	6%

MG&A expenses for the three months ended March 31, 2014, amounted to $2,932 or 11% of revenues as compared to $2,761 or 15% of revenue last year. The increase in spending for the three months ended March 31, 2014 is primarily attributable to an increase in the accrued costs related to deferred stock units granted to certain non-executive members of our Board during the three months ended March 31, 2014 partially offset by a decrease in stock-based compensation and staffing costs as a result of changes in staffing levels.

MG&A costs will vary from period to period depending on activities and initiatives undertaken, and changes in staffing levels in any given period.

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Foreign exchange loss

	Three months ended
	March 31, 2014	March 31, 2013

Realized foreign exchange loss	$540	$89
Unrealized foreign exchange loss	849	944
	$1,389	$1,033
Percent of revenue	5%	6%
Increase from comparative period	34%

Our realized foreign exchange loss is attributable to unhedged transactions denominated in currencies other than our functional currency, U.S. dollars. The realized foreign exchange loss is a result of the change in exchange rates in effect when foreign denominated transactions are initially recorded and the corresponding settlement.

The unrealized foreign exchange loss recognized in the three months ended March 31, 2014 resulted from the translation of monetary accounts denominated in Canadian dollars to U.S. dollars and foreign exchange contracts we held at March 31, 2014. The change from the same period last year is attributable to the decrease in the value of the Canadian dollar relative to the U.S. dollar, and the level of monetary accounts denominated in Canadian dollars.

From time to time we utilize forward contracts to enhance our ability to manage foreign currency exchange rate risk and exposure to currency rate fluctuations related primarily to future cash outflows of Canadian dollars. The foreign exchange forward contracts require us to sell U.S. dollars for Canadian dollars at prescribed rates.

As at March 31, 2014, we held foreign exchange forward contracts totaling approximately $29,000 which mature at various dates through to January 2015. During the three months ended March 31, 2014, we recorded an unrealized foreign exchange loss of approximately $350 related to the foreign exchange forward contracts held as at March 31, 2014.

We cannot accurately predict foreign exchange movements and as such, cannot accurately predict future gains and losses related to holding assets and liabilities denominated in currencies other than U.S. dollars.

Investment income

Our recorded investment income for the three months ended March 31, 2014 was $135 as compared to $195 for the three months ended March 31, 2013. Investment income includes interest earned on deposits and short-term investments. The decrease in investment income for the three months ended March 31, 2014 is attributable to a decreased cash position.

Provision for (recovery of) income taxes

	Three months ended
	March 31, 2014	March 31, 2013

Current income tax expense	$1,442	$1,301
Deferred income tax expense (recovery)	1,143	(2,177)
	$2,585	$(876)

Current income tax expense % of revenue	5.6%	7.1%

Income tax expense for the three months ended March 31, 2014 was $2,585 as compared to an income tax recovery of $876 for the same period last year. The provision for income tax is recognized based on our management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the three months ended March 31, 2014 and 2013 was approximately 26.5%.

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The increase in the deferred income tax expense is primarily attributable to the utilization of certain Canadian loss carryforwards partially offset by an increase in the valuation allowance. There is a valuation allowance of $11,726 as at March 31, 2014 (December 31, 2013 - $10,983) against deferred tax assets for our Canadian and U.S. subsidiaries. We establish a valuation allowance for any portion of our deferred tax assets for which management believes it is more likely than not that we will be unable to utilize the assets to offset future taxes. We will continue to evaluate our deferred income tax position quarterly and record any adjustment necessary in that period.

We claim R&D expenditures and related investment tax credits based on our interpretation of the applicable legislation in the Income Tax Act (Canada). These claims are subject to review by the Canada Revenue Agency. For the three months ended March 31, 2014, we recorded non-refundable investment tax credits earned of nil.

The current income tax expense for the three months ended March 31, 2014 and 2013, consisted primarily of foreign taxes withheld on royalty revenues received from licensees in foreign tax jurisdictions for which there is no treaty relief. Withholding tax expense for the three months ended March 31, 2014 and 2013 was 5.6% of revenue and 7.1% of revenue, respectively. The decrease in withholding tax expense as a percentage of revenue is attributable to an increase in revenue from jurisdictions for which there is tax treaty relief.

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selected consolidated quarterly Results

(Unaudited)

Thousands of U.S. dollars except per share amounts	Three months ended March 31, 2014	Three months ended December 31, 2013	Three months ended September 30, 2013	Three months ended June 30, 2013

Revenues	$25,978	$29,175	$20,724	$19,941

Adjusted earnings (loss)	$16,769	$17,227	$(263)	$(762)

Adjusted earnings (loss) per share
Basic	$0.14	$0.14	$-	$(0.01)
Diluted	$0.14	$0.14	$-	$(0.01)

Net earnings (loss)	$3,969	$2,432	$(6,459)	$(7,632)

Net earnings (loss) per share
Basic	$0.03	$0.02	$(0.05)	$(0.06)
Diluted	$0.03	$0.02	$(0.05)	$(0.06)

Weighted average number of common shares
Basic	119,916,260	119,972,775	120,701,944	121,225,490
Diluted	120,260,260	120,350,286	120,701,944	121,225,490

Thousands of U.S. dollars except per share amounts	Three months ended March 31, 2013	Three months ended December 31, 2012	Three months ended September 30, 2012	Three months ended June 30, 2012
Revenues	$18,369	$21,183	$21,293	$20,791

Adjusted earnings	$1,301	$7,036	$9,260	$10,069

Adjusted earnings per share
Basic	$0.01	$0.06	$0.08	$0.08
Diluted	$0.01	$0.06	$0.08	$0.08

Net earnings (loss)	$(6,434)	$(2,119)	$2,159	$(149)

Net earnings (loss) per share
Basic	$(0.05)	$(0.02)	$0.02	$0.00
Diluted	$(0.05)	$(0.02)	$0.02	$0.00

Weighted average number of common shares
Basic	121,545,062	121,429,318	121,225,795	121,338,319
Diluted	122,166,911	122,417,211	122,086,343	122,505,346

Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly results will continue to fluctuate in the future. The operating results for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. The factors affecting our revenue and results, many of which are outside of our control, include the factors set out under the heading “Risks and Uncertainties” above which are discussed in greater detail under the heading “Risk Factors” in our AIF which we urge readers to review carefully and, also include the following:

•	competitive conditions in our industry, including strategic initiatives by us, our licensees or competitors, new products or services or the implementation and take-up of new standards, product or service announcements and changes in pricing policy by us or our licensees;

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•	market acceptance of our patented technologies;

•	our ability to sign license agreements;

•	decisions relating to our patents issued pursuant to litigation or administrative proceedings;

•	the discretionary nature of purchase and budget cycles of our licensees’ customers and changes in their budgets for, and timing of, purchases;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	general weakening of the economy resulting in a decrease in the overall demand for products and services that infringe our patented technologies or otherwise affecting the capital investment levels of our current and prospective licensees;

•	timing of product development and new product initiatives; and

•	the length and variability of the licensing cycles for our patented technologies.

Because our quarterly revenue is dependent upon a relatively small number of transactions, even minor variations in the rate and timing of payment of royalties could cause us to plan or budget inaccurately, and those variations could adversely affect our operating results. Delays or reductions in the amounts of royalty payments would adversely affect our business, results of operations and financial condition.

Capital and Liquidity

Cash and cash equivalents, and short-term investments amounted to $142,390 at March 31, 2014, representing an increase of $10,539 from the $131,851 held at December 31, 2013. The increase is primarily attributable to $21,390 cash generated in operations partially offset by and the payment of dividends totaling $4,510 and patent acquisitions totaling $5,689.

At March 31, 2014 we had working capital of $108,257, long-term success fee obligation of $6,083 and patent finance obligations of $32,592 which relates to deferred payment terms on patents we acquired during fiscal 2011 and 2013.

We have a revolving credit facility available in the amount of CDN$8,000 or the equivalent in U.S. dollars for general corporate purposes and a further CDN$2,000 for foreign exchange facility. Canadian dollar or U.S. dollar amounts advanced under this credit facility are payable on demand and bear interest at the bank's Canadian prime rate plus 1.0% per annum or U.S. base rate plus 1.0% per annum. Borrowings under this facility are collateralized by a general security agreement over our cash and cash equivalents, receivables and present and future personal property. As at and during the three months ended March 31, 2014, we had no borrowings under this facility.

We plan to use our cash resources to fund our operations and any litigation that might be required, and to purchase additional high quality patent portfolios and patent licensing businesses that are identified and fit our value proposition and strategic objectives.

Our ability to generate cash from operations going forward is based on collecting royalties under our signed licenses and additional licensing of our patent portfolio to companies around the world. It is difficult to predict the timing and nature of future licenses.

We plan to finance our cash requirements for operating expenses, litigation costs and technology acquisitions by a combination of cash generated from licensing our patent portfolio and, if desirable based on market conditions, by selling common shares and debt securities to the public.

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Outstanding Common Share Data

We are authorized to issue an unlimited number of common shares, 6,350.9 special preferred, redeemable, retractable, non-voting shares and an unlimited number of preferred shares, issuable in series. As at March 31, 2014, there were 119,940,515 common shares and no special or preferred shares issued and outstanding. We also maintain a Share Option Plan, an Employee Share Purchase Plan and a Deferred Stock Unit Plan. Under all these plans, we can issue a maximum of 10% of our issued and outstanding common shares from time to time which was, as at March 31, 2014, 11,994,052 common shares combined. As at March 31, 2014, we had 10,027,435 options outstanding and 231,335 DSUs outstanding.

Critical Accounting Policies, Including Initial Adoption of Policies, and Critical Estimates

Our management is required to make judgments, assumptions and estimates in applying our accounting policies and practices which have a significant impact on our financial results. Our significant accounting policies are described in Note 2 of our audited financial statements and notes for the year ended December 31, 2013. A discussion of our critical accounting policies, and the estimates related to them, are included in our Annual MD&A. Except as outlined below, there has been no material changes in our existing critical accounting policies from the disclosures included in our audited financial statements and notes for the year ended December 31, 2013 and our Annual MD&A. Refer to Note 2, “Basis of Presentation,” in the Notes to Condensed Unaudited Consolidated Financial Statements updates related to new accounting pronouncements.

Patents and other intangibles

We have determined that there were no indications of possible impairment during the three months ended March 31, 2014.

Goodwill

We have determined that there were no indications of possible impairment during the three months ended March 31, 2014.

Disclosure Controls and Procedures

In conformance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators, we have filed certificates signed by our Chief Executive Officer and Chief Financial Officer that, among other things, deal with the matter of disclosure controls and procedures.

Our management has evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2014, and based on our evaluation has concluded that these are effective.

The evaluation took into consideration our corporate disclosure policy and the functioning of our executive officers, Board and Board Committees. In addition, our evaluation covered our processes, systems and capabilities relating to regulatory filings, public disclosures and the identification and communication of material information.

Critical accounting estimates are defined as estimates that are very important to the portrayal of our financial position and operating results and require management to make judgments based on underlying assumptions about future events and their effects.

These underlying assumptions are based on historical experience and other factors that we believe to be reasonable under the circumstances and are subject to change as events occur, as additional information is obtained and as the environment in which we operate changes.

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MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and our Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Our management evaluated, under the supervision of the Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting as at March 31, 2014. We based our evaluation on criteria established in “Internal Control over Financial Reporting – Guidance for Smaller Public Companies” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on that evaluation, we have concluded that, as of March 31, 2014, our internal control over financial reporting is effective.

CHANGES IN INTERNAL CONTROLS

There have been no changes in our “internal control over financial reporting” that occurred during the three months ended March 31, 2014 which have materially affected or are reasonably likely to materially affect the internal control over financial reporting.

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Wi-LAN Inc.

303 Terry Fox Drive, Suite 300

Ottawa, ON Canada

K2K 3J1

Tel:	1.613.688.4900
Fax:	1.613.688.4894
www.wilan.com